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                    November 5, 2021

       Erik S. Nelson
       Chief Executive Officer, President, and Director
       UAN Power Corp
       2030 Powers Ferry Road SE, Suite #212
       Atlanta, GA 30339

                                                        Re: UAN Power Corp
                                                            Registration
Statement on Form 10-12G
                                                            Filed August 4,
2021
                                                            File No. 000-54334

       Dear Mr. Nelson:

              We issued comments on the above captioned filing on August 30, 2021. On September
       30, 2021, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Gregory Herbers at 202-551-8028 or Pam Howell at 202-551-3357 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Real Estate & Construction
       cc:                                              Michael Littman